B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2024
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023

Gold revenue	$448,229	$477,888	$1,402,242	$1,422,298

Cost of sales
Production costs	(192,408)	(171,425)	(500,452)	(451,791)
Depreciation and depletion	(88,051)	(101,568)	(273,505)	(293,388)
Royalties and production taxes	(32,929)	(34,389)	(96,045)	(102,661)
Total cost of sales	(313,388)	(307,382)	(870,002)	(847,840)

Gross profit	134,841	170,506	532,240	574,458

General and administrative	(13,283)	(13,064)	(40,389)	(41,170)
Share-based payments (Note 11)	(5,069)	(4,289)	(14,815)	(15,734)
Impairment of long-lived assets (Note 7 and Note 8)	(661,160)	(111,597)	(876,376)	(116,482)
Gain on sale of mining interests (Note 7)	7,453	—	56,115	—
Gain on sale of shares in associate (Note 8)	—	—	16,822	—
Non-recoverable input taxes	(3,353)	(1,191)	(10,352)	(4,237)
Share of net (loss) income of associates (Note 8)	(98)	5,561	4,581	17,549
Foreign exchange gains (losses)	5,893	(11,739)	(7,842)	(14,588)
Community relations	(855)	(1,158)	(1,786)	(3,883)
Write-down of mining interests (Note 7)	—	(565)	(636)	(17,022)
Restructuring charges (Note 7)	—	(5,071)	—	(12,151)
Other (expense) income (Note 13)	(26,550)	130	(34,304)	(4,159)
Operating (loss) income	(562,181)	27,523	(376,742)	362,581

Interest and financing expense	(6,966)	(3,190)	(24,002)	(9,032)
Interest income	4,011	3,887	17,137	15,741
Change in fair value of gold stream (Note 15)	(1,957)	7,600	(21,196)	6,500
Loss on dilution of associate (Note 8)	—	—	(8,984)	—
(Losses) gains on derivative instruments (Note 14)	(6,378)	5,667	(5,674)	6,092
Other income (expense)	1,777	(951)	1,932	(5,069)
(Loss) income from operations before taxes	(571,694)	40,536	(417,529)	376,813

Current income tax, withholding and other taxes (Note 18)	(74,804)	(68,210)	(233,085)	(216,155)
Deferred income tax recovery (expense) (Note 18)	15,466	(7,096)	33,286	(1,674)
Net (loss) income for the period	$(631,032)	$(34,770)	$(617,328)	$158,984

Attributable to:
Shareholders of the Company	$(633,757)	$(43,070)	$(618,010)	$123,321
Non-controlling interests (Note 12)	2,725	8,300	682	35,663
Net (loss) income for the period	$(631,032)	$(34,770)	$(617,328)	$158,984

(Loss) earnings per share (attributable to shareholders of the Company) (Note 11)
Basic	$(0.48)	$(0.03)	$(0.47)	$0.10
Diluted	$(0.48)	$(0.03)	$(0.47)	$0.10

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,310,994	1,297,175	1,307,134	1,208,942
Diluted	1,310,994	1,297,175	1,307,134	1,213,349
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023

Net (loss) income for the period	$(631,032)	$(34,770)	$(617,328)	$158,984

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Gain on investments, net of deferred income tax (Note 6)	22,239	10,313	29,048	13,358
Other comprehensive income for the period	22,239	10,313	29,048	13,358
Total comprehensive (loss) income for the period	$(608,793)	$(24,457)	$(588,280)	$172,342

Other comprehensive income attributable to:
Shareholders of the Company	$22,239	$10,313	$29,048	$13,358
Non-controlling interests	—	—	—	—
	$22,239	$10,313	$29,048	$13,358

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(611,518)	$(32,757)	$(588,962)	$136,679
Non-controlling interests	2,725	8,300	682	35,663
	$(608,793)	$(24,457)	$(588,280)	$172,342

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
Operating activities
Net (loss) income for the period	$(631,032)	$(34,770)	$(617,328)	$158,984
Mine restoration provisions settled	(527)	(344)	(1,468)	(923)
Non-cash charges, net (Note 19)	749,620	228,448	1,134,534	462,088
Proceeds from prepaid sales (Note 16)	—	—	500,023	—
Changes in non-cash working capital (Note 19)	3,576	(28,339)	(54,148)	(7,061)
Changes in long-term inventory	(101,769)	(32,296)	(117,465)	(36,995)
Changes in long-term value added tax receivables	(35,967)	(22,495)	(87,088)	(67,083)
Cash (used) provided by operating activities	(16,099)	110,204	757,060	509,010

Financing activities
Drawdown of revolving credit facility (Note 10)	200,000	—	200,000	—
Repayment of revolving credit facility (Note 10)	—	—	(150,000)	—
Extinguishment of gold stream and construction financing obligations (Note 15)	—	—	—	(111,819)
Repayment of equipment loan facilities (Note 10)	(2,980)	(3,448)	(8,886)	(9,913)
Interest and commitment fees paid	(1,075)	(1,343)	(5,744)	(3,463)
Cash proceeds from stock option exercises (Note 11)	569	6,486	3,014	12,394
Dividends paid (Note 11)	(46,112)	(45,378)	(137,970)	(140,084)
Principal payments on lease arrangements (Note 10)	(2,797)	(1,135)	(5,385)	(4,624)
Distributions to non-controlling interests (Note 12)	(5,412)	(13,601)	(12,700)	(17,881)
Other	(512)	(862)	450	725
Cash provided (used) by financing activities	141,681	(59,281)	(117,221)	(274,665)

Investing activities
Expenditures on mining interests:
Fekola Mine	(64,464)	(83,166)	(198,205)	(211,112)
Masbate Mine	(5,192)	(5,896)	(20,229)	(20,947)
Otjikoto Mine	(609)	(13,290)	(26,128)	(46,266)
Goose Project	(120,974)	(88,082)	(366,129)	(156,694)
Fekola Regional Properties	(3,992)	(16,535)	(13,417)	(46,345)
Gramalote Project	(3,357)	(854)	(10,227)	(2,568)
Other exploration (Note 19)	(18,752)	(17,770)	(39,164)	(58,313)
Cash proceeds on sale of investment in associate (Note 8)	—	—	100,302	—
Cash proceeds on sale of long-term investment (Note 6)	58,627	—	77,288	—
Purchase of shares in associates (Note 8)	(9,089)	—	(9,089)	—
Cash proceeds from sale of mining interest (Note 7)	7,500	—	7,500	—
Purchase of long-term investments (Note 6)	(664)	(879)	(6,916)	(32,759)
Funding of reclamation accounts	(2,290)	(2,189)	(4,995)	(4,829)
Cash acquired on acquisition of Sabina Gold & Silver Corp.	—	—	—	38,083
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	—	—	—	(6,672)
Other	(89)	(6,286)	(1,925)	(9,498)
Cash used by investing activities	(163,345)	(234,947)	(511,334)	(557,920)

(Decrease) increase in cash and cash equivalents	(37,763)	(184,024)	128,505	(323,575)

Effect of exchange rate changes on cash and cash equivalents	2,036	(12,614)	(4,287)	(18,802)
Cash and cash equivalents, beginning of period	466,840	506,207	306,895	651,946
Cash and cash equivalents, end of period	$431,113	$309,569	$431,113	$309,569

Supplementary cash flow information (Note 19)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2024	As at December 31, 2023
Assets
Current
Cash and cash equivalents	$431,113	$306,895
Accounts receivable, prepaids and other (Note 4)	54,097	27,491
Value-added and other tax receivables	58,157	29,848
Inventories (Note 5)	378,121	346,495
	921,488	710,729

Long-term investments (Note 6)	89,045	86,007
Value-added tax receivables	282,803	199,671
Mining interests (Note 7)	3,096,562	3,563,490
Investments in associates (Note 8)	93,368	134,092
Long-term inventories (Note 5)	213,195	100,068
Other assets (Note 9)	69,285	63,635
Deferred income taxes	22,991	16,927
	$4,788,737	$4,874,619
Liabilities
Current
Accounts payable and accrued liabilities	$174,563	$167,117
Current income and other taxes payable	156,981	120,679
Current portion of prepaid gold sales (Note 16)	134,779	—
Current portion of long-term debt (Note 10)	17,288	16,256
Current portion of gold stream obligation (Note 15)	3,400	—
Current portion of mine restoration provisions	1,713	3,050
Other current liabilities	13,613	6,369
	502,337	313,471

Long-term debt (Note 10)	221,890	175,869
Gold stream obligation (Note 15)	157,396	139,600
Prepaid gold sales (Note 16)	393,138	—
Mine restoration provisions	116,485	104,607
Deferred income taxes	161,889	188,106
Employee benefits obligation	20,129	19,171
Other long-term liabilities	26,393	23,820
	1,599,657	964,644
Equity
Shareholders’ equity
Share capital (Note 11)	3,492,261	3,454,811
Contributed surplus	83,844	84,970
Accumulated other comprehensive loss	(96,208)	(125,256)
Retained (deficit) earnings	(442,705)	395,854
	3,037,192	3,810,379
Non-controlling interests (Note 12)	151,888	99,596
	3,189,080	3,909,975
	$4,788,737	$4,874,619

Commitments (Note 21)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2024
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained (deficit) earnings	Non- controlling interests	Total equity

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

Net (loss) income for the period	—	—	—	—	(618,010)	682	(617,328)
Dividends (Note 11)	6,905	18,732	893	—	(157,873)	—	(138,248)
Gain on investments, net of deferred income tax (Note 6)	—	—	—	29,048	—	—	29,048
Shares issued on exercise of stock options (Note 11)	1,157	3,014	—	—	—	—	3,014
Shares issued on vesting of RSUs (Note 11)	1,547	6,565	(6,565)	—	—	—	—
Shares issued on vesting of PSUs (Note 11)	946	7,604	(7,604)	—	—	—	—
Transactions with non-controlling interests (Note 12)	—	—	—	—	(62,676)	51,610	(11,066)
Share-based payments (Note 11)	—	—	13,685	—	—	—	13,685
Transfer to share capital on exercise of stock options	—	1,535	(1,535)	—	—	—	—

Balance at September 30, 2024	1,312,951	$3,492,261	$83,844	$(96,208)	$(442,705)	$151,888	$3,189,080

	2023
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789

Net income for the period	—	—	—	—	123,321	35,663	158,984
Shares and replacement options issued on acquisition of Sabina Gold & Silver Corp.	216,452	925,375	5,075	—	—	—	930,450
Dividends (Note 11)	2,238	6,443	934	—	(147,692)	—	(140,315)
Gain on investments	—	—	—	13,358	—	—	13,358
Shares issued on exercise of stock options (Note 11)	4,875	12,394	—	—	—	—	12,394
Shares issued on vesting of RSUs (Note 11)	1,379	5,780	(5,780)	—	—	—	—
Shares issued on vesting of PSUs (Note 11)	741	5,658	(8,603)	—	—	—	(2,945)
Transactions with non-controlling interests	—	—	—	—	(3,542)	(29,983)	(33,525)
Share-based payments (Note 11)	—	—	15,750	—	—	—	15,750
Transfer to share capital on exercise of stock options	—	5,130	(5,130)	—	—	—	—

Balance at September 30, 2023	1,300,380	$3,448,404	$80,478	$(132,511)	$560,226	$109,343	$4,065,940

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia, and a fourth mine under construction, the Goose Project in Canada. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and an approximately 24% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company except as noted below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on November 6, 2024.

Recent IFRS pronouncements issued

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:
•Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.
•Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.
•New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).
•Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.
•Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided ("management-defined performance measures"), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted.

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled "Non-current Liabilities with Covenants". These amendments outlined that liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

During the three months ended June 30, 2024, the Company identified changes to the indicators of impairment on the Fekola Complex cash-generating unit ("CGU"), consisting of the Fekola Mine and Fekola Regional Properties. As a result, these assets were tested for impairment (Note 7).

During the three months ended September 30, 2024, the Company identified indicators of impairment on the Goose Project CGU. As a result, these assets were tested for impairment (Note 7).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of influence over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sources of estimation uncertainty

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation (Note 15 and Note 17), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at September 30, 2024 includes amounts for the Fekola Mine of $208 million (December 31, 2023 - $137 million), for the Masbate Mine of $57 million (December 31, 2023 – $45 million), and for the Gramalote Project of $17 million (December 31, 2023 - $18 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4 Accounts receivable, prepaids and other

	September 30, 2024	December 31, 2023
	$	$

Deferred transportation costs	19,356	—
Prepaid expenses	13,182	8,639
Supplier advances	11,884	10,533
Other receivables	9,675	8,319
	54,097	27,491

5 Inventories

The current inventories balance is made up as follows:

	September 30, 2024	December 31, 2023
	$	$

Gold and silver bullion	60,275	53,065
In-process inventory	18,206	18,220
Ore stock-pile inventory	54,794	80,302
Materials and supplies	244,846	194,908
	378,121	346,495

The long-term inventories balance is made up as follows:

	September 30, 2024	December 31, 2023
	$	$

Ore stock-pile inventory	66,556	56,497
Materials and supplies	146,639	43,571
	213,195	100,068

Current ore stock-pile inventory as at September 30, 2024 includes amounts for the Fekola Mine of $22 million (December 31, 2023 - $59 million), for the Masbate Mine of $14 million (December 31, 2023 - $14 million), for the Otjikoto Mine of $11 million (December 31, 2023 – $7 million) and for the Goose Project of $7 million (December 31, 2023 - $nil). During the three months ended September 30, 2024, the Company recorded an expense of $8 million to reduce the value of the stock-pile inventory at the Goose Project to its estimated net realizable value.

Long-term stock-pile inventory as at September 30, 2024 includes amounts for the Otjikoto Mine of $49 million (December 31, 2023 – $44 million), for the Fekola Mine of $8 million (December 31, 2023 - $6 million), and for the Masbate Mine of $9 million (December 31, 2023 - $6 million).

Long-term supplies inventory are supplies for the Goose Project that are expected to be either consumed in construction or beyond the next twelve months.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Long-term investments

	September 30, 2024			December 31, 2023
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	39,011	26,240	65,251	32,759	19,909	52,668
Calibre Mining Corp.	12,197	5,157	17,354	—	—	—
St. Augustine Gold & Copper Ltd.	20,193	(16,664)	3,529	20,193	(15,562)	4,631
AuMEGA Metals Ltd.	2,885	(1,258)	1,627	2,885	(1,253)	1,632
RTG Mining Inc.	13,400	(12,998)	402	13,400	(13,092)	308
West African Resources Ltd.	—	—	—	20,530	(6,261)	14,269
Osino Resources Corp.	—	—	—	6,955	5,340	12,295
Other	1,563	(681)	882	899	(695)	204
	89,249	(204)	89,045	97,621	(11,614)	86,007

On June 20, 2024, the Company sold 79 million of its 111 million shares in its associate Calibre Mining Corp ("Calibre") for proceeds of $100 million (see Note 8). As a result of the decreased shareholding and no longer having the right to nominate a member to the Board of Directors of Calibre, the Company determined it no longer had significant influence over Calibre. The remaining investment of 32 million shares, valued at $43 million, was reclassified to Long-term investments in the Condensed Interim Consolidated Balance Sheet. On September 24, 2024, the Company sold a further 23 million shares for proceeds of $42 million.

During the nine months ended September 30, 2024, the Company sold its 22 million share investment in West African Resources Ltd. for proceeds of $19 million and its 12 million share investment in Osino Resources Corp. for proceeds of $16 million.

During the nine months ended September 30, 2024, the Company purchased an additional 1.6 million shares of Snowline Gold Corp. ("Snowline") at an average cost of Cdn. $5.47 for a total cost of $6 million to maintain a 9.9% interest in Snowline in accordance with the Company's rights under its shareholder agreement.

Subsequent to September 31, 2024, on November 5, 2024, the Company purchased 4.4 million shares in Founders Metals Inc. at Cdn. $2.75 per share for a total cost of $9 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2022	2,203,412	1,679,345	16,596	511,867	4,411,220
Acquisitions	—	41,166	1,050,326	114,898	1,206,390
Additions	193,443	197,704	388,272	61,832	841,251
Disposals	—	(25,479)	—	—	(25,479)
Write-downs	—	—	—	(19,905)	(19,905)
Transfers	21,087	61,414	(61,414)	(21,087)	—
Change in mine restoration provision estimates	(495)	—	363	(150)	(282)

Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195
Additions	118,589	61,851	499,656	14,832	694,928
Capitalized interest	—	—	18,102	—	18,102
Disposals	(21,087)	(14,824)	—	(10,230)	(46,141)
Write-downs	—	—	—	(636)	(636)
Transfers	771,391	55,395	(831,744)	—	(4,958)
Change in mine restoration provision estimates	5,120	—	3,687	—	8,807

Balance at September 30, 2024	3,291,460	2,056,572	1,083,844	651,421	7,083,297

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2022	(1,150,839)	(853,167)	—	(132,484)	(2,136,490)
Depreciation and depletion	(241,194)	(171,155)	—	—	(412,349)
Impairment	(96,800)	(65,753)	—	(154,710)	(317,263)
Disposals	—	16,397	—	—	16,397

Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)
Depreciation and depletion	(137,865)	(135,422)	—	—	(273,287)
Impairment	(770,848)	(57,855)	—	(47,673)	(876,376)
Disposals	—	12,633	—	—	12,633

Balance at September 30, 2024	(2,397,546)	(1,254,322)	—	(334,867)	(3,986,735)

Net book value at December 31, 2023	928,614	880,472	1,394,143	360,261	3,563,490

Net book value at September 30, 2024	893,914	802,250	1,083,844	316,554	3,096,562

Impairment of the Goose Project CGU

During the quarter ended September 30, 2024, the Company completed an updated construction cost estimate for the Goose Project. The updated estimate showed a significant increase in the expected construction cost to complete was determined to be an indicator of impairment for the Goose Project assets. As a result, the Company has performed an impairment assessment on the Goose Project CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including resources, future production levels, operating and capital costs, fuel taxes, long-term gold price of $1,900 per ounce, and a discount rate of 6% for the Goose Project. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the Goose Project CGU was impaired resulting in an impairment of $661 million which was recorded as an impairment charge in the Condensed Interim Consolidated Statement of Operations during the quarter ended September 30, 2024.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The recoverable amount of the Goose Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $80 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $23 million.

Impairment of the Fekola Complex CGU

During the year ended December 31, 2023, the State of Mali (the "State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees, which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied, were enacted into law. At June 30, 2024, the Company and the State remained in ongoing negotiations related to how certain components of the 2023 Mining Code should be applied to the Fekola Complex. On September 11, 2024, the Company reached a Memorandum of Understanding (the "Agreement") with the State which covers the ongoing operation and governance of the Fekola Complex as well as the settlement of existing income tax, customs and other regulatory disputes covering the period 2016 to December 31, 2023 and the distribution of dividends attributed to the State of Mali up to December 31, 2023 (see Memorandum of Understanding with the State of Mali).

For the year ended December 31, 2023, the Company recorded an impairment of $206 million for the Fekola Complex based on the Company's best estimate of the application of the 2023 Mining Code at that date. At June 30, 2024, the known and estimated changes to the financial framework of the Fekola Complex as impacted by the 2023 Mining Code including the status of the ongoing discussions with the State at that time were considered to be updated indicators of impairment for the Fekola Complex assets as at June 30, 2024.

As a result, at June 30, 2024, the Company performed an updated impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its FVLCD. To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, fuel taxes and the expected application of revised royalty and revenue based tax rates, long-term gold price of $1,900 per ounce thereafter, and a discount rate of 7.5% for the Fekola Complex. The expected outcome of material terms of the Agreement were considered in arriving at the key estimates used to determine the FVLCD for the Fekola Complex as of June 30, 2024. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Condensed Interim Consolidated Statement of Operations for the six month period ended June 30, 2024.

The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $96 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $12 million.

Memorandum of Understanding with the State of Mali

Pursuant to the Agreement, the Fekola Mine (including the Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040, but will be subject to certain revenue-based royalties and infrastructure funds that were determined not to be stabilized under the 2012 Code, along with the application of taxes to fuel purchases. As new mining projects, the Fekola Regional properties are expected to be governed by the 2023 Mining Code subject to a negotiated 2% reduction in royalty based tax rates as provided under the Agreement.

Other principal terms of the Agreement may be summarized as follows:

•Settlement of income tax and customs assessments for the period from 2016 through 2023 of an estimated $73 million. This amount has been included in Current income and other taxes payable at September 30, 2024. An expense of $67 million (net of previous accruals) has been recorded as an income tax expense in the Condensed Interim Consolidated Statement of Operations for the nine months ended September 30, 2024 (the expense for the three months ended September 30, 2024 was $30 million). Subsequent to September 30, 2024, on October 29, 2024, the Company paid the first installment of $41 million on the settlement;

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

•Settlement of other regulatory disputes related to the timing of repatriation of funds of $17 million. This amount was paid upon signing of the Agreement and has been recorded in Other Expense in the Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2024;
•Distribution of retained earnings of $114 million attributed to the State of Mali's non-controlling interest from its 10% ordinary share ownership in the Fekola Mine up to December 31, 2023. Upon the completion of certain outstanding conditions, the terms of the Agreement require the declaration of a dividend and distribution of this amount to the State of Mali;
•Upon completion of certain conditions precedent, the terms of the Agreement require the State of Mali's 10% ordinary share interest in Fekola to be converted into a 10% preferred share interest. This change will be retrospectively applied to January 1, 2024, such that from 2024 onwards, the State will now hold a 20% preferred share interest in Fekola and the remaining 80% interest in Fekola will continue to be held by B2Gold as an ordinary share interest. The rights of the additional preferred share interest are consistent with the State of Mali's 10% free carried interest including priority dividend rights, therefore, similar accounting is expected; and
•In addition to the above, the Company agreed to forgive the principal and accrued interest balance outstanding totalling $69 million on the loan made to the State for the purchase of their 10% ordinary share ownership. This was recorded within Equity on the Condensed Interim Consolidated Balance Sheet.

Versamet transaction

On June 5, 2024, the Company entered into a purchase and sale agreement (the "Agreement") to sell a portfolio of ten metal royalties (the "Royalties") to a private company, Versamet. Under the terms of the Agreement, the royalty sale is split into two tranches.

Upon completion of the first tranche, on June 5, 2024, the Company received 122 million Versamet shares at Cdn. $0.80 per share for proceeds of $71 million in exchange for the following royalties:
•2.7% net smelter return (“NSR”) royalty on the Kiaka Gold Project, with a book value of $18 million;
•2.7% NSR royalty on the Toega Gold Deposit, with a book value of $3 million;
•1.5% NSR royalty on the Primavera Project, with no book value; and
•Two exploration stage royalties, with no book value.

The Royalties comprising the second tranche were subject to certain rights of first refusal ("ROFR") that needed to be exercised within 60 days of the transaction date. Upon completion of the second tranche, on August 13, 2024, the Company received 17 million Versamet shares at Cdn. $0.80 per share for estimated proceeds of $10 million in exchange for the following royalties:
•2% NSR royalty on the Mocoa Project, with a carrying value value of $10 million;
•Three additional exploration stage royalties, with a nominal carrying value.

The book value of the Royalties was included within mining interests. The gain on sale of mining interests was calculated as follows:

$

Fair value of common shares received	81,433
Transaction costs	(1,500)
Net proceeds received	79,933

Kiaka Royalty	18,488
Mocoa Royalty	10,230
Toega Royalty	2,599
Book value of assets sold	31,317

Gain on sale of mining interests	48,616

The Company and Versamet also entered into an Investor Rights Agreement which entitles B2Gold to nominate one member to Versamet’s Board of Directors and pro rata participation rights with respect to future capital raises. The Company determined that it has significant influence over the decision-making processes of Versamet due to the ability to nominate a Director to the Board and owning 33% of the outstanding share capital. As a result, the Company's investment in Versamet has been recorded as an Investment in Associate in the Condensed Interim Consolidated Balance Sheet (see Note 8).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Gramalote

On October 5, 2023, the Company completed the acquisition of the remaining 50% the net assets of the Gramalote Project from its joint venture partner AngloGold Ashanti Limited ("AngloGold"). The total purchase price of $34 million was allocated to the net identifiable assets and liabilities acquired including $27 million to the 50% of the Gramalote Project mineral interests acquired. The acquisition of the AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% of the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, at September 30, 2023. The recoverable value of $27 million allocated to the Company's existing 50% share of the Gramalote Project resulted in a net impairment charge of $112 million.

Otjikoto

During the nine months ended September 30, 2023, the Company communicated to employees about the phased closure plan for the Otjikoto Mine which subsequently commenced later in 2023. The announcement of the planned closure of the mine resulted in an obligation for severance pay under Namibian law. The undiscounted severance obligation before inflation adjustments was estimated at $16 million. The present value of these payments of $12 million was recorded on the Condensed Interim Consolidated Balance Sheet as at September 30, 2023 and as a restructuring charge in the Condensed Interim Consolidated Statement of Operations for the period.

Other

During the nine months ended September 30, 2024, the Company sold a royalty on the Quebradona Property in Colombia, with no book value, to the owner of the property for proceeds of $7.5 million. This amount was recorded as a Gain on Sale of Mining Interests in the Condensed Interim Consolidated Statement of Operations for the period. During the nine months ended September 30, 2024, the Company wrote-off $1 million (2023 - $17 million) relating to non-core exploration and evaluation properties that it no longer plans to proceed with.

8 Investment in associates

	Calibre	Versamet	BeMetals	Total
	$	$	$	$
Cost
Balance at December 31, 2022	111,774	—	8,275	120,049
Share of net income (loss)	20,122	—	(251)	19,871
Impairment	—	—	(4,885)	(4,885)
Loss on dilution	(943)	—	—	(943)

Balance at December 31, 2023	130,953	—	3,139	134,092
Share of net income (loss)	4,874	—	(293)	4,581
Loss on dilution	(8,984)	—	—	(8,984)
Shares acquired	—	88,933	1,589	90,522
Shares sold	(83,480)	—	—	(83,480)
Transfer to long-term investments	(43,363)	—	—	(43,363)

Balance at September 30, 2024	—	88,933	4,435	93,368

Calibre

On January 24, 2024, the Company's associate Calibre completed the acquisition of Marathon Gold Corporation ("Marathon"). As a result of the Calibre shares issued for the acquisition of Marathon, the Company's interest in Calibre was diluted from 24% to 15%, resulting in a dilution loss of $9 million. Despite owning less than 20% of Calibre, the Company determined that, at that time, it still had significant influence over its associate due to, among other things, the Company's right to nominate one Director to the Board of Calibre.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

On June 20, 2024, the Company sold 79 million of its 111 million shares in Calibre for proceeds of $100 million (net of transaction costs). The gain on sale of the Calibre shares was calculated as follows:

$

Proceeds from sale of common shares	101,455
Transaction costs	(1,153)
Net proceeds received	100,302

Book value of investment in associate	126,843
Transferred to long-term investments	(43,363)
Book value of assets sold	83,480

Gain on sale of investment in associate	16,822
As a result of the decreased shareholding and no longer having the right to nominate a member to the Board of Directors of Calibre, the Company determined it no longer had significant influence over Calibre. The remaining investment at June 20, 2024, of 32 million shares, valued at $43 million, was reclassified to Long-term investments in the Condensed Interim Consolidated Balance Sheet (see Note 6).

Versamet transaction

During the nine months ended September 30, 2024, the Company closed the sale of certain royalties to Versamet (see Note 7) in exchange for common shares in Versamet valued at $81 million. On August 13, 2024, the Company also completed a private placement for 13 million shares of Versamet valued at Cdn. $0.81 per share for total cost of $7.5 million.

The Company and Versamet also entered into an Investor Rights Agreement which entitles B2Gold to nominate one member to Versamet’s Board of Directors and pro rata participation rights with respect to future capital raises. The Company determined that it has significant influence over the decision-making processes of Versamet due to the ability to nominate a Director to the Board and owning 33% of the outstanding share capital. As a result, the Company's investment in Versamet has been recorded as an Investment in Associate in the Condensed Interim Consolidated Balance Sheet.

BeMetals

During the nine months ended September 30, 2024, the Company completed a private placement for an additional 22 million shares of BeMetals at a cost of Cdn. $0.10 per share for a total cost of $2 million.

During the nine months ended September 30, 2023, the Company determined that its associate BeMetals had become impaired due to the significant and prolonged decline in the fair value of the BeMetals shares held. The Company recorded an impairment loss of $5 million to reflect the fair value of the investment in BeMetals in the Condensed Interim Consolidated Statement of Operations.

9 Other assets

	September 30, 2024	December 31, 2023
	$	$

Reclamation deposits	55,934	50,934
Restricted cash	5,420	5,259
Loan to associate	7,601	5,763
Other	330	1,679
	69,285	63,635

As at September 30, 2024, reclamation deposits include amounts for the Fekola Mine of $23 million (December 31, 2023 - $21 million), for the Otjikoto Mine of $18 million (December 31, 2023 – $14 million), for the Goose Project of $11 million (December 31, 2023 - $12 million) and for the Masbate Mine of $4 million (December 31, 2023 - $4 million).

During the nine months ended September 30, 2024, the Company advanced a further $2 million to its associate BeMetals.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10 Long-term debt

	September 30, 2024	December 31, 2023
	$	$
Revolving credit facility:
Principal amount	200,000	150,000
Unamortized transaction costs	(4,547)	(7,365)
	195,453	142,635
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	7,948	13,875
Goose Project equipment loan facilities (net of unamortized transaction costs)	3,861	6,776
Lease liabilities	31,916	28,839
	43,725	49,490

Total debt	239,178	192,125
Less current portion	(17,288)	(16,256)
	221,890	175,869

The changes in debt balances during the nine months ended September 30, 2024 are as follows:

	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$

Balance at December 31, 2023	142,635	20,651	28,839	192,125
Drawdowns	200,000	—	—	200,000
Debt repayments	(150,000)	(8,886)	(5,401)	(164,287)
Lease liabilities incurred	—	—	8,343	8,343
Lease liabilities de-recognized	—	—	(461)	(461)
Foreign exchange gains	—	(58)	(422)	(480)
Non-cash interest and financing expense	2,818	102	1,018	3,938
Balance at September 30, 2024	195,453	11,809	31,916	239,178

Current portion	—	(10,985)	(6,303)	(17,288)
	195,453	824	25,613	221,890

Revolving credit facility

The Company has a $700 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $800 million any time prior to the maturity date of December 16, 2025. As at September 30, 2024, the Company had available undrawn capacity of $500 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2024, the Company was in compliance with these debt covenants.

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2024, the Company had 1,312,950,595 common shares outstanding (December 31, 2023 - 1,302,396,192 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the nine months ended September 30, 2024, the Company paid three quarterly dividends of $0.04 per share each, totalling $158 million (2023 - $148 million). Of this amount, $19 million (2023 - $6 million) was satisfied by the issuance of 7 million shares (2023 - 2 million shares) under the Company's Dividend Re-investment Plan.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Subsequent to September 30, 2024, on November 6, 2024, the Company approved a fourth quarter dividend of $0.04 payable on September 23, 2024.

During the nine months ended September 30, 2024, approximately 2 million stock options were granted to employees at a weighted average exercise price of Cdn. $3.77 per share. These stock options have a term of five years and vest over a period of three years. The estimated fair value when granted of these options, totalling $1 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 3.8%, an expected life of three years, an expected volatility of up to 38% and a dividend yield rate of up to 6%.

For the nine months ended September 30, 2024, share-based payments expense relating to the vesting of stock options was $2 million (2023 - $4 million). For the nine months ended September 30, 2024, the Company issued 1 million shares for proceeds of $3 million upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $4.07. As at September 30, 2024, 31 million stock options were outstanding.

For the three and nine months ended September 30, 2024, share-based payments expense relating to the vesting of restricted share units ("RSUs") and the change in fair value of deferred share units ("DSUs") was $1 million and $5 million, respectively (2023 - $1 million and $5 million, respectively). During the nine months ended September 30, 2024, the Company granted 2 million RSUs to employees and issued 2 million shares on the vesting of RSUs. As at September 30, 2024, 4 million RSUs and 2 million DSUs were outstanding.

For the three and nine months ended September 30, 2024, share-based payments expense relating to the vesting of performance share units ("PSUs") was $2 million and $6 million, respectively (2023 - $2 million and $6 million, respectively). During the nine months ended September 30, 2024, the Company issued 1 million shares on the vesting of 1 million PSUs.

During the nine months ended September 30, 2024, the Company granted 3 million PSUs to employees comprised of two equal 50% tranches. Vesting of tranche one of the PSUs granted will depend on the growth of the consolidated production profile and the number of shares that may vest will be between 0% to 200% of the number of tranche one PSUs. The estimated fair value when granted of this portion of $3 million was calculated based on the fair value of the Company's stock on the date of the grant and the expected increase in the production profile. Vesting of tranche two of the PSUs granted will depend on total shareholder return of the Company compared to a group of peer companies over the period January 1, 2024 to December 31, 2026. The number of shares that may vest will be between 0% and 200% of the number of tranche two PSUs. The estimated fair value when granted of the tranche two PSUs of $3 million was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 26% to 66% for the group, a Canadian risk-free annual interest rate of 4.19%, and a United States risk-free annual interest rate of 4.52%. The fair value of both tranches is being recognized over the vesting period. As at September 30, 2024, 6 million PSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023

Net (loss) income and diluted net (loss) income (attributable to shareholders of the Company)	$(633,757)	(43,070)	$(618,010)	123,321

Basic weighted average number of common shares outstanding (in thousands)	1,310,994	1,297,175	1,307,134	1,208,942

Effect of dilutive securities:
Stock options	—	—	—	1,396
Restricted share units	—	—	—	711
Performance share units	—	—	—	2,300
Diluted weighted average number of common shares outstanding (in thousands)	1,310,994	1,297,175	1,307,134	1,213,349

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.48)	$(0.03)	$(0.47)	$0.10
Diluted	$(0.48)	$(0.03)	$(0.47)	$0.10

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2023	42,911	27,744	24,238	4,703	99,596
Share of net (loss) income	(6,745)	(1,524)	8,996	(45)	682
Forgiveness of loan to non-controlling interest (Note 7)	65,476	—	—	—	65,476
Distributions to non-controlling interest	—	—	(12,400)	—	(12,400)
Interest on loan to non-controlling interest	(2,380)	—	—	—	(2,380)
Participating funding from non-controlling interest	—	—	—	786	786
Other	—	—	—	128	128
Balance at September 30, 2024	99,262	26,220	20,834	5,572	151,888

13    Other (expense) income

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
	$	$	$	$

Malian regulatory settlement (Note 7)	16,795	—	16,795	—
Stockpile net realizable value adjustment (Note 5)	8,058	—	8,058	—
Non-capital exploration	1,852	483	6,269	1,266
Other	(155)	(613)	3,182	2,893
	26,550	(130)	34,304	4,159

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Derivative financial instruments

During the nine months ended September 30, 2024, the Company entered into an additional series of forward contracts for the purchase of 58 million litres of fuel oil at an average strike price of $0.45 per litre and 53 million litres of gas oil at an average strike price of $0.61 per litre with scheduled settlement between July 2024 and July 2026. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

	2024	2025	2026	Total
Forward – fuel oil:
Litres (thousands)	9,583	33,291	11,077	53,951
Average strike price	$0.46	$0.44	$0.43	$0.44

Forward – gas oil:
Litres (thousands)	12,729	26,505	8,189	47,423
Average strike price	$0.60	$0.62	$0.59	$0.61

The unrealized fair value of these contracts at September 30, 2024 was $(5.8) million (December 31, 2023 - $0.5 million).

Subsequent to September 30, 2024, the Company entered into contracts for the delivery of 10 million litres of gas oil at a weighted average strike price of $0.54 per litre and 5 million litres of fuel oil at a weighted average strike price of $0.39 per litre.

15 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Goose Project as follows:
•2.7805% of gold production up to delivery of 87,100 ounces
•1.4405% of gold production up to an aggregate of 134,000 ounces
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 17). The Company has guaranteed the gold stream obligation.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2023	139,600
Change in fair value	21,196
Outstanding at September 30, 2024	160,796
Less current portion	(3,400)
157,396

On completion of the Company's acquisition of Sabina Gold & Silver Corp. ("Sabina") on April 19. 2023, the Company assumed certain construction financing and gold stream obligations from Sabina. Following completion, the Company extinguished certain gold stream and construction financing obligations for payments totalling $112 million, as follows:
•a $46 million payment to extinguish one-third of the gold stream obligation;
•a $63 million payment to extinguish the gold metal off take agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

The prepaid gold sales have been accounted in accordance with IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue on the interim condensed consolidated balance sheet and will be recognized as revenue in the interim condensed consolidated statement of operations based on the contract price when gold deliveries are made.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2023	—
Value of contracts added	500,023
Interest	27,894
Outstanding at September 30, 2024	527,917
Less current portion	(134,779)
393,138

During the three and nine months ended September 30, 2024, the Company recognized interest charge of $10 million and $28 million, respectively, relating to the financing component contained in the prepaid gold sales. The interest expense recognised in the Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2024 was $2 million and $11 million, respectively, net of $8 million and $17 million, respectively, capitalized to the cost of constructing qualifying assets during the period.

17 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2024, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at September 30, 2024			As at December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 6)	89,045	—	—	86,007	—	—
Fuel derivative contracts (Note 14)	—	(5,789)	—	—	481	—
Gold stream obligation (Note 15)	—	—	(160,796)	—	—	(139,600)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair values of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin at the end of the second quarter of 2025. Forward gold price estimates ranged from $2,630 to $2,999 per ounce. A $100 per ounce change in the gold forward price would have approximately a $5 million impact on the fair value of the gold stream obligation. A 50 basis point change in the risk-free rate would also have approximately a $4 million impact on the fair value of the gold stream obligation.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk is the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
	$	$	$	$

(Loss) income from operations before taxes	(571,694)	40,536	(417,529)	376,813
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	(154,357)	10,945	(112,733)	101,740

Increase (decrease) attributable to:
Benefit not recorded on impairment losses	178,513	—	227,498	—
Change in accruals for tax audits	30,217	(1,000)	67,352	506
Future withholding tax	9,300	2,450	4,776	8,050
Effects of different foreign statutory tax rates	9,860	(4,754)	14,506	15,771
Change due to foreign exchange	(19,372)	12,656	(6,132)	4,507
Benefit of optional tax incentives	(5,708)	(3,042)	(14,754)	(9,271)
Change in non-taxable portion of gains	21	(1,998)	(8,240)	(2,088)
Non-deductible expenditures	2,780	7,553	10,969	18,651
Withholding and other taxes	2,873	12,407	7,700	24,671
Change in losses and tax bases for which no tax benefit has been recorded	3,826	40,625	7,579	56,131
Use of losses and temporary differences not previously recognised	1,351	—	—	—
Amounts under (over) provided in prior years	34	(536)	1,278	(839)
Income tax expense	59,338	75,306	199,799	217,829

Current income tax, withholding and other taxes	74,804	68,210	233,085	216,155
Deferred income tax (recovery) expense	(15,466)	7,096	(33,286)	1,674
Income tax expense	59,338	75,306	199,799	217,829

Included in current income tax expense for the three and nine months ended September 30, 2024 was a recovery of $2 million and expense of $11 million, respectively (2023 - expense of $9 million and $28 million, respectively), related to the State of Mali's existing 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Pillar Two Global Minimum Tax

In June 2024, Canada enacted the Global Minimum Tax Act that was developed within the framework of the OECD’s Pillar Two global minimum tax regime, effective January 1, 2024. As Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates, the legislation is effective for the Company's financial year beginning January 1, 2024.

The Company has performed an assessment of its potential exposure to Pillar Two income taxes. This assessment is based on the most recent information available regarding the financial performance of the constituent entities of the consolidated group. Based on the assessment performed, the Company does not expect any material exposure to Pillar Two top-up taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

19 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
	$	$	$	$

Depreciation and depletion	88,051	101,568	273,505	293,388
Impairment of long-lived assets (Note 7 and Note 8)	661,160	111,597	876,376	116,482
Gain on sale of mining interests (Note 7)	(7,453)	—	(56,115)	—
Deferred income tax (recovery) expense (Note 18)	(15,466)	7,096	(33,286)	1,674
Change in fair value of gold stream (Note 15)	1,957	(7,600)	21,196	(6,500)
Non-cash interest and financing expense	6,966	3,190	24,002	9,032
Gain on sale of shares in associate (Note 8)	—	—	(16,822)	—
Share-based payments (Note 11)	5,031	2,748	14,529	13,000
Loss on dilution of associate (Note 8)	—	—	8,984	—
Non-recoverable input taxes	3,353	1,178	9,934	3,381
Share of net loss (income) of associate (Note 8)	98	(5,561)	(4,581)	(17,549)
Unrealized losses (gains) on derivative instruments	6,270	(3,146)	6,269	399
Write-down of mining interests (Note 7)	—	565	636	17,022
Restructuring charges (Note 7)	—	5,071	—	12,151
Other	(347)	11,742	9,907	19,608
	749,620	228,448	1,134,534	462,088

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
	$	$	$	$

Accounts receivable and prepaids	(12,620)	2,964	(26,818)	(2,907)
Value-added and other tax receivables	(26,788)	(9,573)	(34,226)	(8,237)
Inventories	(8,318)	(9,955)	(43,504)	(22,286)
Accounts payable and accrued liabilities	8,007	(5,380)	14,099	(13,790)
Current income and other taxes payable	43,295	(6,395)	36,301	40,159
	3,576	(28,339)	(54,148)	(7,061)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
	$	$	$	$

Fekola Mine, exploration	(996)	—	(3,136)	(1,706)
Masbate Mine, exploration	(1,290)	(774)	(3,039)	(2,741)
Otjikoto Mine, exploration	(1,888)	(963)	(5,191)	(2,453)
Goose Project, exploration	(13,179)	(2,152)	(22,529)	(4,200)
Finland Properties, exploration	(612)	(1,170)	(2,720)	(5,162)
Bakolobi Property, exploration	—	(4,390)	(344)	(7,658)
Dandoko Property, exploration	(351)	880	(331)	(5,747)
George Property, exploration	—	(3,386)	(157)	(4,663)
Menankoto Property, exploration	—	(771)	—	(11,400)
Bantako North Property, exploration	—	(3,468)	—	(8,691)
Other	(436)	(1,576)	(1,717)	(3,892)
	(18,752)	(17,770)	(39,164)	(58,313)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
	$	$	$	$

Share consideration received on sale of mining interests (Note 7)	10,184	—	81,433	—
Interest capitalized to construction of qualifying assets	7,703	—	18,102	—
Interest on loan to non-controlling interest	—	692	2,801	3,089
Change in current liabilities relating to mining interest expenditures	(12,474)	28,181	(7,674)	33,773
Foreign exchange gain (loss) on Fekola equipment loan facility	388	563	(12)	188
Change in accrued distributions to non-controlling interest	—	1,696	(300)	11,663
Share-based payments, capitalized to mining interests	165	291	399	569
Common shares issued on acquisition of Sabina Gold & Silver Corp.	—	—	—	925,375
Fair value of B2Gold replacement options on acquisition of Sabina Gold & Silver Corp.	—	—	—	5,075

For the three and nine months ended September 30, 2024, the Company paid $50 million and $222 million, respectively, of current income tax, withholding and other taxes in cash (2023 - $67 million and $157 million, respectively).

20 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate and Otjikoto mines and the Goose Project. It also includes Fekola Regional properties, which are in the exploration and evaluations stage. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates Versamet and BeMetals. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	194,988	—	120,115	133,126	—	—	—	448,229
Production costs	109,842	15	42,697	39,854	—	—	—	192,408
Depreciation & depletion	37,429	156	21,329	27,530	1,607	—	542	88,593
Impairment of long-lived assets	—	—	—	—	661,160	—	—	661,160
Net income (loss)	35	(960)	29,735	35,403	(669,601)	(1,281)	(24,363)	(631,032)
Capital expenditures	65,460	4,305	6,482	2,497	134,153	4,443	412	217,752
Total assets	1,380,614	177,013	714,469	387,675	1,416,340	323,301	389,325	4,788,737

	For the three months ended September 30, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	292,375	—	97,556	87,957	—	—	—	477,888
Production costs	93,388	—	44,056	33,981	—	—	—	171,425
Depreciation & depletion	58,701	—	20,880	21,987	—	—	505	102,073
Impairment of long-lived assets	—	—	—	—	—	111,597	—	111,597
Net income (loss)	38,509	(278)	17,117	11,082	6,052	(104,958)	(2,294)	(34,770)
Capital expenditures	83,166	24,281	6,670	14,253	90,237	6,986	38	225,631
Total assets	1,520,157	284,612	726,414	432,325	1,359,041	340,184	188,915	4,851,648

	For the nine months ended September 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	721,898	—	328,165	352,179	—	—	—	1,402,242
Production costs	276,428	15	123,070	100,939	—	—	—	500,452
Depreciation & depletion	125,238	1,778	60,328	84,554	1,607	—	1,578	275,083
Impairment of long-lived assets	162,673	52,543	—	—	661,160	—	—	876,376
Net (loss) income	(40,155)	(52,021)	70,952	86,749	(671,378)	1,442	(12,917)	(617,328)
Capital expenditures	201,341	14,054	23,268	31,319	388,658	14,864	1,027	674,531
Total assets	1,380,614	177,013	714,469	387,675	1,416,340	323,301	389,325	4,788,737

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended Sept. 30, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	888,272	—	265,839	268,187	—	—	—	1,422,298
Production costs	250,294	—	117,219	84,278	—	—	—	451,791
Depreciation & depletion	164,300	—	56,575	72,513	—	—	1,484	294,872
Impairment of long-lived assets	—	—	—	—	—	116,482	—	116,482
Net income (loss)	210,257	(793)	42,078	44,626	3,133	(107,015)	(33,302)	158,984
Capital expenditures	212,818	79,839	23,688	48,719	160,897	16,284	196	542,441
Total assets	1,520,157	284,612	726,414	432,325	1,359,041	340,184	188,915	4,851,648
The Company’s mining interests are located in the following geographical locations:

	September 30, 2024	December 31, 2023
	$	$
Mining interests
Canada	1,263,956	1,509,289
Mali	1,018,225	1,131,343
Philippines	494,890	533,781
Namibia	212,811	264,747
Colombia	66,075	66,184
Finland	35,673	32,954
Burkina Faso	—	21,087
Other	4,932	4,105
	3,096,562	3,563,490

21 Commitments

As at September 30, 2024, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $14 million related to mobile purchases and rebuilds, $7 million related to underground development, $2 million related to the construction of a new tailing storage facility, and $2 million related to plant and powerhouse maintenance and $2 million related to other capital projects. Of these amounts, $13 million is expected to be incurred in 2024 and the remaining $14 million in 2025.
•For payments at the Goose Project of $29 million related to construction activities, of which $17 million is expected to be incurred in 2024 and the remaining $12 million in 2025.
•For payments at the Masbate Mine of $1 million related to process plant equipment, all of which is expected to be incurred in 2024.